UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

August 27, 2020

We hereby inform as a Relevant Information Communication the resignation of Mr. Augusto Baertl Montori as board member of Graña y Montero S.A.A. and consequently as Chairman of the Board.

The Company extends its profound gratitude to Mr. Baertl Montori for the decided leadership and dedication shown throughout his tenure as Chairman, which have been instrumental to the company´s transformation.

Upon assuming his post as Chairman, Mr. Baertl led our commitment with Truth, Transparency and Integrity, to face the profound crisis, which then faced the company.

As a result, his legacy is a transformed company, with new corporate governance standards, a renewed business strategy, and a deep commitment to integrity and ethics.

The board and executive team acknowledge that his brave decision to preside the company was instrumental to the transformation, and wish to thank him deeply for his participation and enormous contribution during his more than three years of leadership.

Ernesto Balarezo Valdez, who acted as Vice-President of the Board will assume as Chairman of the Board, and Christian Laub Benavides will step in as Vice-President.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: August 27, 2020